

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Timothy Austin Gard
President
Equitable Mineral & Development Inc.
4440 S. Piedras Drive, Suite 136
San Antonio, TX 78228

> **Re: Equitable Mineral & Development Inc.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2020**
> **File No. 333-237976**

Dear Mr. Gard:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed on May 1, 2020

Cover Page

1.   We note your disclosure on your prospectus cover page and in your Plan of Distribution section that as of the date of this registration statement, (i) you expect to enter into an administrative agreement with a FINRA registered broker-dealer, and (ii) you had not entered into any posting agreements with any crowd funding websites, although you expect to enter into a posting agreement with a similar service provider selected by your management, referring to such service provider as "Portal Provider." Please describe to us the services to be provided pursuant to any such administrative agreement or posting agreement in connection with this registered offering. We may have further comments when we review your response.

2.   We note your disclosure on your prospectus cover page that you will attempt to have the

shares quoted on either the OTCQX or OTCQB. However, we also note your disclosure on page 14 that you plan to apply to have the shares quoted on the Over-the-Counter Bulletin Board. Please revise to reconcile such disclosures.

Summary of Prospectus, page 1

3.   We note your disclosure on page 1 that you "are an energy company engaged in the acquisition, reworking, exploitation and/or development of oil and natural gas properties in the United States." Please revise to clarify whether you are currently engaged in such activities, or whether these are your future planned activities.

Risk Factors
Our directors and officers have rights to indemnification, page 15

4.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." We also note your disclosure that such provision does not "preclude the exclusive jurisdiction of the federal courts over all suits brought to enforce any duty or liability created by the Exchange Act of 1934 or the rules and regulations thereunder, nor the concurrent jurisdiction of federal and state courts over all such matters under Section 22 of the Securities Act of 1933." Please revise your prospectus to clearly state whether your forum selection provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Please also ensure that the exclusive forum provision in your bylaws is consistent with your revised disclosure. For example, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that your provision in your bylaws states this clearly.

Use of Proceeds, page 17

5.   Please explain the difference between "acquired projects" and "other acquisitions" as listed in your tabular disclosure, and for each, give a brief outline of your development costs. See Item 504 of Regulation S-K.

Timothy Austin Gard
Equitable Mineral & Development Inc.
May 28, 2020
Page 3

Plan of Operation, page 21

6.   Please update your referenced oil and gas prices under "Overview." In addition, please update your disclosure provided under "Market Conditions."

Directors, Executive Officers, Promoters and Control Persons, page 34

7.   Please disclose the business experience during the past five years for Mr. Gard, and also explain the business of K&N Management of which Mr. Nolan is disclosed as a co-owner since 1994. See Item 401(e) of Regulation S-K.

Executive Compensation, page 38

8.   Please disclose the material terms of your consulting agreement with Austin Gard that you filed as Exhibit 10.2. In addition, please reconcile your disclosure that you have not paid Mr. Gard compensation through March 31, 2020 with Section 3 of the agreement, which appears to provide for $1,000 to be paid to Mr. Gard per month.

Security Ownership of Certain Beneficial Owners and Management, page 40

9.   We note references throughout your filing, including in your tabular disclosure of beneficial ownership, to a "Timothy Austin Nolen." Please clarify throughout if your Chief Executive Officer is named Timothy Austin Nolen or Timothy Austin Gard.

10.   You disclose that as of March 31, 2020, there were 20,000,000 shares of your common stock issued and outstanding. For each of the two shareholders disclosed in the table, you disclose each beneficially owns 10,000,000 shares, or 10%. Please revise the percentages disclosed in the percent of class column to calculate the percentages on the basis of the amount of outstanding securities. See Instruction 1 to Item 403 of Regulation S-K.

Note 5. Promissory Note Payable, page 55

11.   Your disclosure on page 23 suggests that the promissory note described herein is a loan from a member of the Board of Directors. If so, revise to provide disclosure pursuant to Rule 4-08(k) of Regulation S-X and FASB ASC 850-50. In addition, ensure that your disclosures of the material terms of the note are consistent throughout the filing.

Signatures, page 59

12.   If Brian Nolen currently serves as a director, please ensure that he signs the registration statement in such capacity. Refer to Instructions to Signatures in Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate

Timothy Austin Gard
Equitable Mineral & Development Inc.
May 28, 2020
Page 4

time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation